[SKY LOGO]



                                                         September 23, 2005


Mr. Michael Henderson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549


Dear Mr. Henderson:

On behalf of Innova, S. de R.L. de C.V. (the "Company"), I am writing in response to the questions raised in our September 13, 2005 telephone conversation related to Comment No. 8 of the comment letter issued by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on August 1, 2005 and our initial response dated September 2, 2005 relating to the Company's accounting for the Direct TV transaction.

Pursuant to the Staff's request, we are enclosing the quantitative and qualitative materiality analysis prepared under the guidance of Staff Accounting Bulletin No. 99 (SAB 99). It is our conclusion that the impact of not recording the transaction in 2004 for US GAAP purposes was not material to our financial statements on both a quantitative and qualitative basis, as set forth in the attached schedules. The conclusions set forth herein have been discussed with our Board of Directors. Our proposed accounting for the transaction under US GAAP is based on the following:

Although we believe that our contractual obligation to pay for subscribers only arises upon the subscriber successfully being categorized as a "good subscriber"(1) as defined in the purchase agreement, we acknowledge that at December 31, 2004, to the extent that subscribers had signed on but had not yet reached the classification of a "good subscriber", an estimated liability could have been recognized. Therefore, pursuant to US GAAP, we would recognize an estimated asset and liability at such date. Our attached analysis is based on a conservative model which takes into consideration 100% of the subscribers signed up through December 31, 2004 and not just those which became good subscribers in subsequent periods. The cost per subscriber was also determined based on the minimum threshold of 70,000 subscribers required to migrate to our system for us to be obligated to pay the Ps. 621 million (i.e. the highest possible cost per subscriber). We have also concluded that discounting the non interest bearing liability is appropriate pursuant to APB No. 21 Interest on "Receivables and Payables" due to its contractual payment provisions and have thus reflected the initial asset and liability at the discounted amounts. The subscriber intangible asset was subsequently amortized based on the expected subscriber relationship period and the accretion expense was recognized on the liability. Lastly, as we report under a price-level method of accounting, we also have calculated the purchasing power gain on the liability.

--------------------------------
     (1) Subscribers are considered fully migrated ("good subscribers") if once they have subscribed to our service, they remain as subscribers for four months in the case of credit card payers and six months in the case of cash payers, respectively. At December 31, 2004, none of the 34,614 signed subscribers arising from the subscriber list had met this contractual definition.

If you need any additional information or have any questions or additional comments concerning the foregoing, please contact me at (5255) 5448-4131 or contact Faustino Montero at PricewaterhouseCoopers at (5255) 5263-6095 or Andrew Varney of Fried, Frank, Harris, Shriver & Jacobson, LLP at (202) 639-7032.


Sincerely,

/s/ Carlos Ferreiro Rivas

Carlos Ferreiro Rivas
Chief Financial Officer

cc:  Faustino Montero
     Andrew P. Varney

INNOVA
RECOGNITION OF THE ASSET & LIABILITY AND AMORTIZATION, BASED ON MIGRATED SUBSCRIBERS ONLY
AMOUNTS IN THOUSANDS OF PESOS

                                                                      GROSS
                                          -----------------------------------------------------------------
                                                   NO. OF          COST PER       NOMINAL         DISCOUNTED
RECOGNITION OF THE INTANGIBLE ASSET:           SUBSCRIBERS        SUBSCRIBER     AMOUNT (1)       AMOUNT (3)

Actual subscriber migration per month
   October                                            1,411          8.87         12,520            10,899
   November                                          15,632          8.87        138,703           121,651
   December                                          17,571          8.87        155,908           137,940
                                               ------------  ------------   ------------      ------------

Intangible Asset                                     34,614          8.87        307,131           270,489
                                               ============  ============   ============      ============

                                                                                 INITIAL           INITIAL
                                                   NO. OF       COST PER         NOMINAL          DISCOUNTED
 RECOGNITION OF THE LIABILITY:                  SUBSCRIBERS    SUBSCRIBER       AMOUNT (1)        AMOUNT (3)

   October                                            1,411          8.87         12,520            10,899
   November                                          15,632          8.87        138,703           121,651
   December                                          17,571          8.87        155,908           137,940

                                               ------------  ------------   ------------      ------------
Liability                                            34,614          8.87        307,131           270,489
                                               ============  ============   ============      ============



                                                   12/31/04      AMORTIZATION   NET BOOK VALUE
RECOGNITION OF THE INTANGIBLE ASSET:           CONSTANT PESOS     EXPENSE (2)   AS OF 12/31/04

Actual subscriber migration per month
   October                                           11,014           459         10,555
   November                                         121,902         2,540        119,362              INPC Oct     111.368
   December                                         137,940             0        137,940              INPC Nov     112.318
                                                                                                      INPC Dic     112.550
                                               ------------  ------------   ------------

 Intangible Asset                                   270,856         2,999        267,857                            10.550%
                                               ============  ============   ============

                                                 (ACCRETION)   NET LIABILITY AS
 RECOGNITION OF THE LIABILITY:                     EXPENSE        OF 12/31/04

   October                                              195        11,093
   November                                           1,105       122,756
   December                                               0       137,940
                                               ------------  ------------

 Liability                                            1,300       271,789
                                               ============  ============





IMPACT ON INCOME STATEMENT:

Amortization Expense                                    (2,999)
Interest Expense                                        (1,300)
Monetary Gain on the Liability                             367 (4)
                                                    ----------
                                                        (3,932)


(1) Based on the actual migration of subscribers multiplied by the actual purchase price per subscriber
(2) Per our accounting policies, we commenced the amortization in the first month subsequent to acquisition
(3) We discounted the asset and the liability from February 06 which is the measurement date and the earliest expected settlement date.
(4) Pursuant to inflation accounting, monetary assets and liabilities generated gains and losses in purchasing power as measured by inflation.



SUMMARY OF IMPACT:
Non-current Intangible Asset                         Db           267,857.36

Operating Expenses/ (amortization)                   Db             2,998.55

Interest Expense                                     Db             1,299.99

Non-current Liability                                                                          Cr            271,788.95

Monetary Gain on the Liability                                                                 Cr                366.95

                                                                              ----------------            -------------

                                                                                    272,155.90               272,155.90
                                                                              ================            =============


QUANTITATIVE MATERIALITY ANALYSIS:
---------------------------------

Unadjusted difference on Intangible Assets:                    267,857.36

Total assets as reported USGAAP                              4,906,926.00
%                                                                   5.46%


Unadjusted difference on liabilities:                          271,788.95

Total liabilities as reported USGAAP                         7,879,612.00
%                                                                   3.45%


Unadjusted difference on net income                  -           3,931.59

Net income as reported (USGAAP)                                599,310.00
% impact                                                           -0.66%


Unadjusted difference on operating income            -           2,998.55

Operating income as reported (USGAAP)                          975,207.00
% impact                                                           -0.31%


Unadjusted difference on equity                      -           3,931.59

Equity owners deficit as reported
(USGAAP)                                             -       2,972,686.00
%                                                                   0.13%

                                           INNOVA
      SUPPLEMENTAL QUALITATIVE ANALYSIS RELATED TO THE DIRECT TV SUBSCRIBER LIST ISSUE
                                      SEC COMMENT NO. 8

No.   Qualitative factor                              Evaluation and conclusion

1.    Whether the misstatement arises from an         No - The Company views this item as
      item capable of precise measurement or          an estimate as it could not precisely
      whether it arises from an estimate and,         measure the number of ultimate "good
      if so, the degree of imprecision inherent       subscribers" and the final liability
      in the estimate                                 in 2004.

2.    Whether the misstatement masks a change         No - The Company reported positive
      in earnings or other trends                     operating income and a net income for
                                                      2004. This adjustment would not
                                                      impact the trend in either numbers in
                                                      any significant manner as
                                                      demonstrated in the attached SAB 99
                                                      quantitative analysis. In addition,
                                                      this adjustment would not impact cash
                                                      flows from financing and investing
                                                      activities or working capital.

3.    Whether the misstatement hides a failure        No - Ratios that provide useful
      to meet analysts' consensus expectations        information to investors, financial
      for the enterprise                              analysts and the public in their
                                                      review of the Company's operating
                                                      performance, as well as their
                                                      comparison to other companies in the
                                                      same industry are the following: (i)
                                                      average revenue per user, (ii)
                                                      monthly average rotation of users,
                                                      (iii) free cash flow, and (iv)
                                                      EBITDA. None of these ratios would be
                                                      affected in any significant manner by
                                                      this adjustment.

4.    Whether the misstatement changes a loss         No - The Company reported a net
      into income or vice versa                       income for the period and this
                                                      adjustment would not impact the net
                                                      income in any significant manner.

5.    Whether the misstatement concerns a             N/A - The Company operates in only
      segment or other portion of the                 one business segment.
      registrant's business that has been
      identified as playing a significant role
      in the registrant's operations or
      profitability

6.    Whether the misstatement affects the            No - The Company is not a public
      registrant's compliance with regulatory         company in Mexico and voluntarily
      requirements                                    files its annual report on Form 20-F.

7.    Whether the misstatement affects the            No - The Company's indenture
      registrant's compliance with loan               agreements expressly permit this
      covenants or other contractual                  transaction and there are no debt
      requirements                                    covenant implications at December 31,
                                                      2004.  In addition, these liabilities
                                                      are subordinated to existing
                                                      indebtedness of the registered
                                                      bondholders.

8.    Whether the misstatement has the effect         No - management is not compensated
      of increasing management's compensation -       based on U.S. GAAP results.
      for example, by satisfying requirements
      for the award of bonuses or other forms
      of incentive compensation

9.    Whether the misstatement involves               No - We believe that this transaction
      concealment of an unlawful transaction.         was disclosed in a transparent manner
                                                      both in the body of the annual report
                                                      on Form 20-F as well as the notes to
                                                      the audited financial statements.

10.   Expected market reaction                        None - The Company believes that the
                                                      market understands the transaction
                                                      and the amount of the liability.  In
                                                      essence, this is only a timing issue
                                                      as the entire liability will be
                                                      recognized in 2005.